

Mail Stop 3720

January 22, 2016

Brian Meyers
Chief Financial Officer
Lincoln Educational Services Corporation
200 Executive Drive, Suite 340
West Orange, NJ 07052

    Re: Lincoln Educational Services Corporation
       Form 10-K for Fiscal Year Ended December 31, 2014
       Filed March 16, 2015
       File No. 000-51371

Dear Mr. Meyers:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                  Sincerely,

                                  /s/ Terry French for

                                  Larry Spirgel
                                  Assistant Director
                                  AD Office 11 – Telecommunications